SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

1. INVITATION	3
2. CALL NOTICE	4
3. MANAGEMENT PROPOSAL FOR THE 161ST EXTRAORDINARY SHAREHOLDER MEETING	5
Clarifications by Administrators on the Agenda of the Extraordinary Shareholder Meeting	7
Attachment 01	30
Information indicated in Attachment 19 of CVM Instruction 481, of 12/172009	30
Attachment 02	34
Information indicated in Attachment 21 of CVM Instruction 481, of 12/172009	34
Attachment 03	38
List of Documents made available to Shareholders

2

invitation

Date: September 26, 2014

Time (Brasília): 10 a.m.

Location: Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco “B”, no. 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF

Event: Extraordinary Shareholder Meeting

Topics on the agenda:

1.    Ratify, in compliance with the purpose of Article 256 of Law no. 6.404/76, the contracting of Deloitte Touche Tohmatsu Consultores Ltda. as the specialized company to prepare the evaluation reports of concessionaire CELG Distribuição S.A – CELG D;

2.    Examine, deliberate on and approve the Evaluation Reports of CELG Distribuição S.A.- CELG D, prepared by Deloitte Touche Tohmatsu Consultores Ltda, according to the criteria of stockholder´s equity at market price, and according to net present value, according to Article 256 of Law no. 6.404/76; and

3.    Examine, deliberate on and approve, in compliance with the provision in § 1 of Article 256 of Law no. 6.404/76, the purchase by the Company of share control of CELG Distribuição S.A.- CELG D, under the terms of the Share Purchase Agreement, signed on August 26, 2014, between the Company, the Company CELG de Participações – CELGPAR and the State of Goiás, with the intervention of CELG Distribuição S.A. – CELG D.

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly Traded Company)

CNPJ. no. 00001180/0001-26

CALL NOTICE

161st Extraordinary Shareholder Meeting

We hereby notify the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras to meet at the Company headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, no.. 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF, on September 26, 2014, at 10 a.m., at an Extraordinary Shareholder Meeting, to deliberate on the following Agenda of the Day:

4.     Confirm, in compliance with the purpose of Article 256 of Law no. 6.404/76, the contracting of Deloitte Touche Tohmatsu Consultores Ltda. as the specialized company to prepare the Evaluation Reports of concessionaire CELG Distribuição S.A – CELG D;

5.      Examine, deliberate on and approve the Evaluation Reports of CELG Distribuição S.A.- CELG D, prepared by Deloitte Touche Tohmatsu Consultores Ltda, according to the criteria of stockholder´s equity at market price and at net present value, pursuant to Article 256 of Law no. 6.404/76; and

6.      Examine, deliberate on and approve, in compliance with the provision in § 1 of Article 256 of Law no. 6.404/76, the purchase, by the Company, of share control of CELG Distribuição S.A.- CELG D, pursuant to the terms of the Share Purchase Agreement, signed on August 26, 2014, between the Company, the Company CELG de Participações – CELGPAR and the State of Goiás, with the intervention of CELG Distribuição S.A. – CELG D.

The resolutions of the Meeting will be passed by a majority of the votes, with the vote of each shareholder representative being proportionate to their share ownership in the Company’s capital stock.

Shareholders may be represented at the Meeting by an agent appointed at least one year ago, whether a shareholder, Company manager, attorney, financial institution, or in the case of investment funds, by the administrator, always in accordance with article 126, § 1 of Law 6.404/76.

The Shareholder or its legal representative, to ensure admission into the Meeting (art. 5, heading, of CVM Instruction no. 481, of 12.17.2009), shall present the following documents:

•          Official photo ID document;

•          Authenticated photocopy of the updated company document (articles of incorporation or organization), in the case of a legal entity;

•          Original or authenticated photocopy of the power of attorney granted by the shareholder; and

•       Original of the share position certificate issued by the depository or custodial institution, identifying the party as a shareholder.

The power of attorney and the shareholder position statement must be presented at least seventy-two (72) hours before the Extraordinary Shareholder Meeting, at the Investor Relations Department - DFR, Market Service Division– DFRM, at Avenida Presidente Vargas, no. 409 - 9º andar, in the city of Rio de Janeiro, state of Rio de Janeiro, from 8 a.m. to 12 p.m., and from 2 p.m. until 5 p.m.

All the documentation related to the matters that will be deliberated on at the Extraordinary Shareholder Meeting, pursuant to the terms of Art. 135, § 3 c/c 256, §1 of Law no. 6.404/76 and of CVM Instruction no. 481, issued on 12.17.2009. is available to shareholders at the Investor Relations Department – DFR, Market Service Division – DFRM, at Av. Presidente Vargas, no. 409 – 9° andar, in the city of Rio de Janeiro, RJ and on the pages of the Company website (http://www.eletrobras.com/ir) and the Securities and Exchange Commission – CVM website (http://www.cvm.gov.br)

Brasília, August 27, 2014

MÁRCIO PEREIRA ZIMMERMANN

President of the Board of Directors

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MANAGEMEnt PROPOSAL FOR THE 161ST EXTRAORDINARY SHAREHOLDER MEETING

CLARIFICATIONS ON MATTERS TO BE DISCUSSED ON THE AGENDA

In compliance with Article 256 of Law 6.404/76 and CVM Instruction number 481, of September 17, 2009, following are the clarifications made by Management about the topics to be deliberated on by the 161st Extraordinary Shareholder Meeting, to be held on September 26, 2014.

However, it should first be noted that the operation to be deliberated on at the 161st Extraordinary General Shareholder Meeting refers to the acquisition by ELETROBRAS of share control of CELG Distribuição S.A. (hereinafter “CELG D”), through the acquisition of at most 51% (fifty-one per cent) of the ordinary shares that represent of the capital stock of CELG D (“Share”) and, at least, 50.8% of these Shares.

CELG D is an electricity distribution and sale concessionaire, responsible for supplying 237 municipalities in the state of Goiás, which corresponds to over 98.7% of the state’s territory, and which serves 2.61 million consumers and covers a concession area of 336,871 km². It is a wholly owned subsidiary of Companhia CELG de Participações – CELGPAR (“hereinafter “CELGPAR” or “Seller”), a government controlled private company controlled by the State of Goiás (“State of Goiás), which holds 99.7% of the capital stock of CELGPAR.

Having made these preliminary considerations, following are the clarifications to the Agenda of the 161st Extraordinary General Shareholder Meeting:

1.    Confirm, in compliance with the purpose of Article 256 of Law no. 6.404/76, the contracting of Deloitte Touche Tohmatsu Consultores Ltda. as the specialized company to prepare the Evaluation Reports of concessionaire CELG Distribuição S.A – CELG D:

Deloitte Touche Tohmatsu Consultores Ltda, hired pursuant to the terms of Law 8.666/93, is a company with over twenty years’ experience in all process in the area of Corporate Finance, including economic and financial evaluations, strategic planning, feasibility studies, mergers and acquisitions and due diligence, advising domestic and foreign companies. It participated in several projects within the National Privatization Program” and Public Offers, and has the credibility and qualifications to prepare the Evaluation Reports necessary for the project to be carried out. All the information referring to this Company can be found in Attachment II of this Management Proposal.

2.    Examine, deliberate on and approve the Evaluation Reports of CELG Distribuição S.A.- CELG D, prepared by Deloitte Touche Tohmatsu Consultores Ltda, according to the criteria of stockholder´s equity at market price and at net present value, pursuant to Article 256 of Law no. 6.404/76:

Deloitte Touche Tohmatsu Consultores Ltda prepared the following Evaluation Reports, to assist the Company in making a decision regarding the acquisition of share control of CELG D:

(i)            Evaluation Report of the stockholder´s equity of CELG Distribuição S.A – CELG D, at market price, based on the financial statements of 12/31/2013, for the purpose established in article 256, §2, of Law 6404/76;

(ii)          Update of the Evaluation Report of the stockholder´s equity of CELG Distribuição S.A – CELG D, at market price, based on the financial statements of 06/30/2014, for the purpose established in article 256, §2, of Law 6404/76;

(iii)         Evaluation Report of CELG Distribuição S.A – CELG D, according to the net present value criteria (NPV), based on the financial statements of 12/31/2013, in order to determine the fair price of the ordinary shares to be acquired by Eletrobras equivalent to 51% of the capital stock of CELG D, as per article 256, § 1 of Law 6.404/76.

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In addition, through the “Fairness Opinion” contracted, Deloitte Touche Tohmatsu Consultores Ltda. affirmed its understanding that under the current market conditions to which the Company is subject, and in the phase in which the operation was negotiated, its terms were fair for the Company and all its shareholders.

The acquisition price was set based on the values calculated in independent Evaluation Reports, prepared by consulting companies contracted by Eletrobras and by the state of Goiás, based on the accounting information in the Financial Statements referring to the fiscal year of 2013, duly reviewed by the company Audimec (independent auditor of CELG D). In turn, the state of Goiás hired the company FUNAPE - Fundação de Apoio à Pesquisa.

The Evaluation Reports contracted by Eletrobras are registered at CVM, in the IPE System, under the category “Economic-Financial Data,” type “Evaluation Report.” All the other studies are also filed at CVM and on the Company site.

The price determined for the sale of the shares was the equivalent of the average of the Evaluation Reports (valuation), according to the criteria of NPV (net present value), of the two consulting companies hired (by the state of Goiás and by Eletrobras), which were within the 10% difference interval, between themselves.

The NPV of CELG D calculated by Deloitte was R$ 115.8 million and the amount calculated by FUNAPE was R$ 117.7 million. Therefore, the average of the two (2) Evaluation Reports was R$ 116.7 million and this will be the amount to be used for all the ordinary shares issued by CELG D. Considering that if the Shareholder Meeting now called approves it, ELETROBRAS will acquire up to 51% of these shares, so the amount to be paid by ELETROBRAS will be R$ 59,532,810.00 (“Price”).

It is relevant to note that the observations made consider the premise that the period for concession of the electricity distribution services held by CELG D goes until July 2015, since, to this date, the renewal of the concession established in Law 12.783/2013 has not been regulated.

In addition, the Price calculated by Deloitte took the following premises into consideration, considering the base date of 12.31.13, which should occur before the acquisition of share control by ELETROBRAS: (i) contribution of R$ 1,170.0 million to make the Market Stockholder´s equity positive (this amount is R$ 1,680.7 million, on the base date of 06.30.2014); (ii) payment of assets of R$ 107.8 million from CELG D to CELG GT - CELG Geração e Transmissão S.A.; and (iii) loan, in the amount of R$ 622.2 million, from CELGPAR to CELG D (this amount is R$ R$ 111.5 million, on the base date of 06.30.2014).

It is important to emphasize that this Price considers the full effectiveness of the FUNAC - Support Fund to Celg D, and does not consider any other additional provision for contingencies of a judicial nature or for administrative proceedings for which the taxable event is prior to the date of purchase of share control of CELG D by ELETROBRAS.

The purpose of the FUNAC - Support Fund to Celg D (“FUNAC”), created by State Law no. 17.555/2012, is to collect and allocate funds from the state of Goiás to meet the obligations resulting from administrative and judicial litigation, even those not registered in the books, of CELG D, due to decisions by administrative authorities for which no appeal can be filed, final judicial decisions, and or judicial or extrajudicial agreements that have been judicially ratified, whose events have occurred by the acquisition date, ELETROBRAS, of the majority of the ordinary shares with voting rights of CELG D. Following are more comments about this fund.

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Analysis of NPV

Deloitte calculated the NPV of CELG D to be R$ 115.8 million, with cash flow at present value through July/2015 showing a negative result of R$ 442.8 million, while the reversion to present value of the assets and liabilities at the end of the company’s concession contributed positively with R$ 558.6 million. The cash flow forecast of CELG D considered receipt of R$ 1,900.0 million, including:

•         Contribution of R$ 1,170.0 million (on base date of 12/31/2013) to make the Stockholder´s equity at Market price positive, destined to pay sector debts (CDE, CCC and RGR) and Itaipu (partial);

•         Payment of assets of R$ 107.8 million from CELG D to CELG GT, to pay sector debts and Itaipu (partial);

•         Loan in the amount of R$ 622.2 million from CELGPAR to CELG D under the same fund raising conditions as CELGPAR. Term of 13 years, with a three year grace period for principal and interest.

Analysis of Stockholder´s equity at Market Price

Deloitte calculated the Stockholder´s equity at market as R$ 1,088.2 million negative (base date December/2013). In the report presented by Deloitte, the consulting firm, proposed adjustments/reclassifications in the assets and liabilities of CELG D, with the accounting Stockholder´s equity going from R$ 1,029.7 million negative to an accounting Stockholder´s equity of R$ 1,289.3 million negative.

In relation to the Stockholder´s equity at market price, based on the adjusted accounting Stockholder´s equity, Deloitte found a positive alteration of R$ 201.1 million, reaching the total amount of R$ 1,088.2 million negative, with adjustments of R$ 106.6 million in the Net Compensation Base, R$ 72.5 million in land and real estate and R$ 22.1 million of adjustments referring to the debt with Electronuclear.

The following table presents the adjustments and Balance Sheet of CELG D for the fiscal year of 12/31/2013, including the updating of the accounting due diligence, done by Deloitte in February/2014, as well as the adjustments to market value.

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Balance Sheet - CELG D
	Financial Statements CELG D		Financial Statements Adjustments Deloitte		In R$ Thousands
ASSETS	12/31/2013	Due Diligence Adjustments	12/31/2013	Market Adj Stockholder´s equity	Market Value
Cash and equivalents	69,837		69,837		69,837
Net consumers of PCLD	784,895	-122,896	661,999		661,999
Accounts receivable - State of Goiás	200,000		200,000		200,000
Credit with CELG-GT	107,795		107,795		107,795
Tax credits	116,473		116,473		116,473
Other credits	477,091	-10,972	466,119		466,119
Credit for Litigation - Funac	409,745	432,130	841,875		841,875
Adjustment Eletronuclear				22,051	22,051
Financial assets/Intangible	1,816,806		1,816,806	106,561	1,923,367
Investments/Fixed	80,252	-7,707	72,545	72,473	145,018
TOTAL ASSETS	4,062,894	290,555	4,353,449	201,085	4,554,534

LIABILITIES	12/31/2013	Due Diligence Adjustments	12/31/2013	Market Adj Stockholder´s equity	Market Value
Suppliers (except Itaipu)	339,248	1,175	340,423		340,423
Itaipu	1,099,214	1,049	1,100,263		1,100,263
Loans and financing	450,848		450,848		450,848
Taxes and social contributions	400,627	92,579	493,206		493,206
ICMS and Installments of ICMS	325,990		325,990		325,990
PAEX/PAES/REFIS	22,666	92,579	115,245		115,245
Others	51,971		51,971		51,971
Regulatory fees	1,751,254	23,094	1,774,348		1,774,348
CCC	337,338		337,338		337,338
CDE	821,481	676	822,157		822,157
PROINFA	229,321	189	229,510		229,510
RGR	216,160	178	216,338		216,338
Others (Eletronuclear)	146,954	22,051	169,005		169,005
Private Retirement Plan (Eletra)	151,656		151,656		151,656
Estimated obligations	142,536		142,536		142,536
Provisions for contingencies	409,745	432,130	841,875		841,875
Others	347,558		347,558		347,558
TOTAL LIABILITIES	5,092,686	550,027	5,642,713		5,642,713
STOCKHOLDER´S EQUITY	-1,029,792	-259,472	-1,289,264	201,085	-1,088,179
TOTAL LIABILITIES AND STOCKHOLDER´S EQUITY	4,062,894	290,555	4,353,449

Analysis of Assets

The assets of CELG D were duly analyzed and adjusted based on their perspective for receipt and on the calculation of a fair value. The items with the most relevance are: (i) the financial assets/non-realizable, Net Regulatory Remuneration Base - BRRL, which is adjusted to the amount calculated by ANEEL in the 3rd cycle rate review, done in 2013 and (ii) credits from consumers, which were carefully analyzed and adjusted based on ANEEL criteria and past receipts.

The real property was carefully analyzed and considered only after proof of ownership was presented, and an adjustment to market value based on the venal value of the IPTU was also accepted, which was considered by the parties to be a reasonable criterion for adjusting the accounting values of the property.

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The tax credits were calculated in a conservative manner, and the accounting report only recognized the deferred tax assets over the temporary differences in the balance of deferred taxes. The tax credits in the Stockholder´s equity at Market Rate were calculated in a limited financial analysis up to the end of the current concession. The receipt of credits in the amount of R$ 200.0 million from the state of Goiás already occurred, and receipt of R$ 107.8 million from CELG GT shall be made, which is a condition precedent for the acquisition of the Shares by Eletrobras.

Finally, we must note the calculation of the assets related to FUNAC, around R$ 841/9 million, intended to cover the administrative and judicial litigation liabilities of CELG D, whose events have occurred as of the acquisition date, by ELETROBRAS, of the CELG D Shares. This asset is the same amount as the provisions for contingencies recorded in the liabilities of CELG D and will be received as the contingencies are collected, through the transfer of resources from the state of Goiás, subject to the budgetary availability of the state, or of funds from the litigation assets.

Analysis of Liabilities

The liabilities and obligations of CELG D total about R$ 5.6 billion. The largest part of CELG D’s liabilities are to the sector funds and energy from Itaipu (R$ 2.7 billion). The capitalization agreed to by the parties, to be made by CELGPAR, as a preliminary condition to the acquisition of the Shares by Eletrobras, will lead to a notable reduction in the liabilities of the concessionaire. In addition to this capitalization, credits are expected to be received by CELG D from the state of and CELG GT, whose resources will also be used to reduce the company’s indebtedness.

Finally, the financial restructuring considers a loan under differentiated conditions. In turn, the provisions for contingencies, although relevant, are being mitigated by FUNAC, as are liabilities of the same nature still not recognized on the base date.

3.    Examine, deliberate on and approve, in compliance with the provision in § 1 of Article 256 of Law no. 6.404/76, the purchase, by the Company, of share control of CELG Distribuição S.A.- CELG D, pursuant to the terms of the Share Purchase Agreement, signed on August 25, 2014, between the Company,  the Company CELG de Participações – CELGPAR and the State of Goiás, with the intervention of CELG Distribuição S.A. – CELG D.

On December 15, 2011, ELETROBRAS executed with the state of Goiás, with the intervention of CELGPAR and CELG D, an instrument called a Protocol of Intentions, through which the parties established the formation of a work group to carry out the studies and production of the documents necessary to submit, in the future, to the management and shareholders of the parties, the decision about the transfer of share control of CELG D to ELETROBRAS, through the share purchase operation.

On 12.21.2011, Law no. 17.495/2011, of the state of Goiás, authorized the sale of 51% of the paid in shares of the capital stock of CELG D to ELETROBRAS.

Next, the operation obtained federal legislative authorization, when, on 03/05/2012, Provisional Presidential Decree no. 559/2012 was published, whose art. 1 authorized ELETROBRAS to acquire share control of CELG D, with this authorization maintained in art. 1 of Law no. 12.688/2012, the law that converted said Provisional Presidential Decree.

On April 24, 2012, the instrument called a Management Agreement was signed by the State of Goiás, ELETROBRAS, CELGPAR and CELG D, with the intervention of CELG GT, and the Shareholder Agreement, between the state of Goiás and ELETROBRAS, with the intervention of CELGPAR, at which time the parties agreed to the appointment of managers of CELG D by ELETROBRAS, allowing better knowledge of the operational and financial situation of the concessionaire.

In January 2014, a Statement of Understanding was signed by ELETROBRAS, the state of Goiás, CELGPAR and CELG D, in order to maintain the negotiations for acquisition of the CELG D Shares.

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Compliance with Article 256 of Law 6.404/76 and Absence of the Right to Withdraw:

Considering that this refers to the acquisition of share control by a publicly traded company, as is the case of ELETROBRAS, the provision in article 256 of Law no. 6.404/76 [1] applies, which states that the purchase by a publicly traded company of the control of any commercial company will require a resolution by the shareholder meeting of the purchasing company, especially called to decide on the operation, whenever the purchase price constitutes, for the purchaser, a relevant investment, and the proposal submitted to the meeting must be accompanied by an evaluation report.

Thus, in order to adopt the measures necessary for approval of the acquisition of the Shares, on August 26, 2014, the private Share Purchase Agreement (“Share Purchase Agreement”), was signed by ELETROBRAS, CELGPAR, state of Goiás and CELG D, the purpose of which is the irrevocable commitment by CELGPAR to sell, and the irrevocable commitment by ELETROBRAS to buy 51% (fifty-one per cent) of the ordinary shares that represent of the capital stock of CELG D, for the price of R$ 59,532,810.00 (fifty-nine million, five hundred and thirty-two thousand, eight hundred and ten reais), through the assignment to ELETROBRAS of the right of first refusal belonging to the state of Goiás, as a result of the need to comply with the provision in article 253, I of Law no. 6.404/76.

As mentioned above, the Price was set by the Parties based on the amounts calculated in the independent Evaluation Reports prepared by consultants hired by ELETROBRAS and by the state of Goiás, based on the accounting information in the Financial Statements referring to the fiscal year of 2013, duly reviewed by the independent auditor of CELG D.

ELETROBRAS hired Deloitte Touche Tohmatsu Consultores Ltda. to carry out the due diligence and valuation of CELG D. The purpose of this stage is also to define the acquisition value of the company from the standpoint of Article 256, §2 of Law no. 6.404/1976, in relation to the Stockholder´s equity, at market prices, which reflects adjustments of due diligence and valuation at market prices of the items that make up the CELG D Balance Sheet.

The report by Deloitte Touche Tohmatsu Consultores Ltda., which defined the value of the Stockholder´s equity at market price of CELG D, was properly updated for the base date of June 30, 2014, and it was demonstrated that the Price is below 1.5 times the value of the Stockholder´s equity at market price, pursuant to the limit set in article 256, II, b of Law no. 6.404/76, thus, it does not create a Right to Withdraw by shareholders who may dissent to the acquisition of Shares by ELETROBRAS.

[1]“Art. 256. The purchase, by a publicly traded company, of control of any corporation will require a resolution of the general meeting of the purchasing company, especially called to study the operation, whenever: I – The purchase price constitutes, for the purchaser, a relevant investment (article 247, sole paragraph); or

II – the average price of each share or membership interest exceeds one and a half times the largest of the three (3) amounts indicted below:

a) Average price of the shares, on the stock market or over the counter markets, during the 90 days prior to the contracting date;

b) value of the stockholder´s equity (article 248) of the share or membership interest, with the equity evaluated at market prices (article 183, § 1);

c) value of net profits of the share or membership interest, which may not be greater than fifteen (15) times the annual net profit per share (article 187 n. VII) in the two (2) most recent fiscal years, adjusted for inflation.

§ 1 The purchase proposal or contract, accompanied by the evaluation report, subject to the provision in art. 8, §§ 1 and 6, will be submitted for prior authorization of the general meeting, or for its ratification, under penalty of liability of the administrators, containing all the elements necessary for deliberation.

§ 2 If the acquisition price exceeds one and a half times the larger of the three amounts referred to in section II of the heading, the shareholder that does not agree with the resolution of the meeting will have the right to withdraw from the company upon reimbursement of the value of its shares, as per the terms of art. 137, subject to the provision in section II. “

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The independent Evaluation Reports contracted by ELETROBRAS and by the state of Goiás, according to the criteria of stockholder´s equity evaluated at market price, were updated for the base date of 06.30.2014 and are available to shareholders on the IPE System, under the category “Economic-Financial Data,” type “Evaluation Report.”

Conditions Precedent for conclusion of the Operation:

Conclusion of the share control acquisition operation of CELG D by ELETROBRAS is subject to compliance with the conditions precedent established in the signed Share Purchase Agreement which are listed below:

(i)          Updating of the Evaluation Reports prepared by both parties for the base date of 06.30.2014 and demonstration, by the independent evaluation report contracted by ELETROBRAS, that the Price is below 1.5 times the value of the stockholder´s equity evaluated at market prices, as per the limit established in article 256, II, b of Law no. 6.404/76;

The independent Evaluation Reports contracted by ELETROBRAS and by the state of Goiás, according to the criteria of stockholder´s equity evaluated at market price, were updated for the base date of 06.30.2014 and are available to shareholders on the IPE System, under the category “Economic-Financial Data,” type “Evaluation Report.”

According to the aforementioned Evaluation Reports, and considering that the other conditions precedent listed below will occur, the Price is lower than 1.5 times the value of the stockholder´s equity evaluated at market prices, as per the limit established in article 256, II, b of Law no. 6.404/76, thus it does not give rise to the Right to Withdraw for the shareholders of ELETROBRAS.

(ii)         Extraordinary Shareholder Meeting of CELG D, for approval of the sale of Shares and transformation of CELG D into a multi-party company, as well as for the capitalization, by CELGPAR, of R$ 1,680.7 (one billion, six hundred and eighty million and seven hundred thousand reais), through a capital increase, the funds for which will be obtained by CELGPAR from the financial institution, with a guarantee of the STATE;

This condition precedent, as previously mentioned, is to make the Stockholder´s equity at Market price positive and is intended for payment by CELG D of sector debts (CDE, CCC and RGR) and debts resulting from the purchase of electricity from Itaipu-Binational (partial).

(iii)        Extraordinary Shareholder Meeting of CELGPAR, pursuant to article 253, sole paragraph, of Law no. 6.404/76, after the Extraordinary Shareholder Meeting referred to in item (i) above, to approve the sale of the Shares, with the right of first refusal to be offered to the minority shareholders of CELGPAR, proportionate to their share of its capital stock, for the purchase of the Shares;

CELG D is a wholly owned subsidiary of CELGPAR, and for this reason, art. 253, I, of Law 6404/76 determines that proportionate to the shares they own of the capital stock of the controlling company, the shareholders will be entitled to the right of first refusal to acquire shares in the capital of the wholly owned subsidiary, if the company decides to sell it, fully or partially.

Thus, the seller, which is CELGPAR, shall, in compliance with the provision in article 253, I, of Law no. 6.404/76, offer the right of first refusal to its shareholders.

Therefore, the state of Goiás, having the right of first refusal to acquire shares offered for sale by CELG D, and considering that under State Law no. 17.495/2011, these shares could only be sold to Eletrobras, it will assign that right free of charge to Eletrobras, with the sole purpose of making it feasible for it to acquire 51% (fifty-one per cent) of the shares of the capital stock of CELG D.

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This assignment of the right of preference is based on article 171, § 6 of Law no. 6.404/76 and must be made without charge, since the purpose of the operation is not the transfer of this right as a sale, but the sale of the shares of CELG D to Eletrobras.

Thus, it should be noted that since CELGPAR has minority shareholders that represent 0.227% of its capital stock, which could use their right of first refusal, Eletrobras may acquire a percentage less than 51% by decimal points.  However, even so, it is certain to acquire share control of CELG D, and it should be noted that in this case, there will be a proportionate drop in the Price.

In regard to this variation of the percentage of sale resulting exclusively from the mandatory offer of the right of first refusal, even if this right is exercised by all the minority shareholders of CELGPAR, Eletrobrás will still be able to acquire share control of CELG D, since it will be able to acquire an amount greater than 50% of the shares.

Finally, still in regard to this matter, we note that the Share Purchase Agreement states that he assignment of rights by the State covers the right to the first refusal over any excess established in art. 171, paragraph 7, line “b”, of Law no. 6.404/76.  However, the participation of Eletrobras in the split of the excess will only occur up to the number of shares that may be needed to reach the maximum ownership of 51% in the capital of CELG D.

(iv)        Execution of the Loan Contract between CELGPAR and CELG D, in the same conditions as the funds raised by CELGPAR at the financial institution, in the amount of R$ 111.5 million (one hundred and eleven million and five hundred thousand reais) for restructuring of debts and investments;

(v)         Payment of the debt of R$ 107.8 million, calculated on the base date of December 2013, of CELG Geração e Transmissão S.A. – CELG GT with CELG D;

(vi)        Passage of tie for the exercise of the right of first refusal by the minority shareholders of CELGPAR, as presented in detail in item (iii) above;

(vii)      Obtaining of legislative, government and regulatory authorizations necessary for the acquisition by ELETROBRAS of share control of CELG D.

In regard to the authorizations required by government organs and entities at the federal level, we should first note the existence of ANEEL Authorization Resolution no. 4.601/2014, in which that agency agrees with the transfer of share control of CELG D, for which a period of 120 days was established, from the publication date of the Resolution, pursuant to art. 1 and its paragraph 1 of that Resolution. However, this period was extended for 120 days, beginning on 08.02.2014, pursuant to the terms of ANEEL Order no. 3.121 [2], of 08.13.2014.

It should also be noted that the operation in question was authorized without restrictions by the Administrative Council for Economic Defense, in a proceeding registered under no. 08700.02775/2013-67, in a decision issued by council member Eduardo Pontual Ribeiro.

It should also be noted that to assume share control of CELG D, the consent is required of the o Department of Coordination and Controlee of the Government Run Companies, pursuant to art. 2, section III, of Decree no. 3.735/2001, which shall be provided by Eletrobras before conclusion of the operation.

[2] Proceeding no. 48500.001363/2014-61. Interested party: Celg Distribuição S.A. – CELG D Decision: agree to the extension of the deadline for an additional one hundred and twenty (120) days, beginning on August 2, 2014, for implementation of control of the interested party. The full content of this order can be seen at: www.aneel.gov.br/biblioteca.

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In regard to the need for this permit, which has not yet been obtained, it is relevant to note that clause 8.1 of the signed Share Purchase Agreement states that it will be terminated by operation of law, without fault of the parties, if the federal control, monitoring or regulatory agencies are against the intended acquisition.

(viii)     Signing by CELG D of the Statement of Commitment to Provide Accounting Information to ELETROBRAS, to make available the annual and quarterly Financial Statements of the company, revised and audited by  independent auditors, as well as other accounting and market information, sufficiently complete, useful and timely, in order to be a part of the Financial Statements of ELETROBRAS.

(ix)        Holding of the Extraordinary Shareholder Meeting by ELETROBRAS, in compliance with article 256 of Law 6.404/76, within the period of the right of first refusal referred to in items (iii) and (vi) above;

(x)         Actual transfer to CELG GT of the real property and ownership of the CELG D listed in the Share Purchase Agreement:

The real estate in question refers to real property outside the concession of public services of CELG D, which ELETROBRAS has stated it does not wish to keep in CELG D, after acquisition of share control, and for this reason, these properties were not considered in the evaluation of CELG D, and therefore, in the Share Price.

All the conditions precedent shall be implemented within the deadlines indicated in the Share Purchase Agreement; these deadlines will be extended for the absolutely necessary period only in the event that the delay is not the result of fault or inertia of any of the Parties or Intervening parties, and in any event, the deadline of 09/30/2014 may not be exceeded, at which time the Share Purchase Agreement will be terminated by operation of law.

If the delay results from the inertia of one of the Parties or Intervening parties, the Share Purchase Agreement may be performed or considered to have been terminated by operation of law by the complying Party, in which case the Party responsible for the delay will be liable for the direct costs proven to have been incurred by the other Party for compliance with the conditions applicable to conclude the transaction.

FUNAC - Support Fund to Celg D

Emphasis should be given to the provisions about FUNAC - Support Fund to Celg D, created by State Law no. 17.555/2012, in order to collect and allocate funds to meet the obligations resulting from administrative and judicial litigation, even those not registered in the books, of CELG D, due to decisions by administrative authorities for which no appeal can be filed, final judicial decisions, and or judicial or extrajudicial agreements that have been judicially ratified, whose events have occurred by the acquisition date, ELETROBRAS, of the majority of the ordinary shares with voting rights of CELG D.

Since the start of negotiations between the state of Goiás and CELGPAR for acquisition of share control of CELG D, it was agreed that the purchase would be structured considering the existence of the fund mentioned, so that the evaluation of CELG D to stipulate the share prices to be acquired by Eletrobras would not take into consideration contingencies of an administrative and judicial nature.  Likewise, the assets resulting from administrative or judicial claims would not be considered in the pricing. This is because both would be allocated to that fund, and be absorbed by it.

Given the economic importance of this premise, some relevant aspects about FUNAC deserve mention:

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First, it should be noted that article 167, section II[3] of the Constitution states that federative entities must not incur expenses that exceed their budgetary or additional credits, which means that the State can only allocate the funds established for FUNAC if it obtains legislative authorization in the annual budget law, and the Law that instituted it guarantees a balance of R$ 10,000,000.00 (ten million reais).

This is how article 7º[4] of State Law no. 17.555/2012 should be interpreted when it states that the General Budget of that state will allocate every year the resources necessary to cover the litigation liabilities that FUNAC has instituted.

In addition, the provisions in Decree no. 7.732, of September 28, 2012, should be noted, which conditions payment of the judicial liabilities of CELG D to the approval of the State Attorney’s Office of the state of Goiás.

Therefore, the Share Purchase Agreement states that if the obligations of FUNAC are not paid within ninety (90) days from the request by CELG D, the later may demand a capital contribution from its shareholders in an amount sufficient to pay the unpaid obligation of FUNAC. According to the Share Purchase Agreement, a shareholder that contributes resources to CELG D for this purpose will be subrogated to the rights of CELG D against FUNAC.

It should also be noted that the regulation contained in Decree no. 7.732/12, establishes a graph account for CELG. The purpose of this account is to register credits and debits resulting from administrative and judicial decisions against which no appeals can be filed, and which do not require payment or receipt in money.

Finally, given the importance of the consideration of FUNAC for the definition of the Price, the STATE expressly declared in the Share Purchase Agreement that it will have to maintain FUNAC and guarantee its obligations during a period of thirty (30) years from the date on which the law that created it went into effect, even if ELETROBRAS sells the control of CELG D to third parties, declaring that it knows that the proposal for acquisition by ELETROBRAS of share control of CELG D and the Price were only accepted by ELETROBRAS as a result of the existence, conditions and terms currently established for FUNAC.

As a result of this obligation, the STATE assumed the agreement, through the Share Purchase Agreement, to ELETROBRAS or to a third party that may later acquire share control of CELG D from ELETROBRAS, for any damage or loss that may be incurred as a result of: (i) early termination of  FUNAC, (ii) breach of any nature of the STATE’S obligations to FUNAC; or (iii) alteration, revocation or issue of state legislation or an administrative or judicial decision referring to any condition or validity of FUNAC that could impact the financial premises of evaluation of the acquisition Price, since that evaluation did not consider the resources necessary to pay for the litigation liabilities covered by FUNAC.

[3] Art. 167. The following are prohibited:

[...]

II – incurring of expenses or assuming direct obligations that exceed the budgetary or additional credits;

[4] Art. 7 The General Budget of the State will allocate every year, within the period established in art. 4, the resources necessary to cover the liabilities under litigation referred to in article 1 as well as the expenses and taxes that may apply as a result of operationalization of FUNAC.

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Joint sale agreement

Considering that the acquisition of share control of CELG was defined based on the end of the current concession of CELG D, scheduled for July 2015, not considering the renewal of the concession established by Law 12.783/2013, since this law has not yet been regulated, the Share Purchase Agreement establishes that if any of the Parties expresses an interest in selling its shares of CELG D within 18 months of the extension of the concession of the latters, as the case may be, the sale will be made jointly by the Parties, and will cover 51% of the shares representing the capital stock of that concessionaire.

Eletrobras and CELGPAR shall sell at least 51% of the shares of CELG D, of which at least 13% will be shares owned by Eletrobras, with identical pricing for each share sold.

The conditions for implementation of this joint sale are: (i) that the manifestation of interest in the sale occur within eighteen (18) months from the date of extension of the concession of CELG D and that the sale be concluded in twenty-four (24) months from the aforementioned manifestation, and (ii) that CELGPAR, at the time of the manifestation of interest in the sale, holds at least 25% (twenty-five per cent) of the shares representing the capital stock of CELG D.

The period of twenty-four (24) months to conclude the sale may be extended one (1) time, for an equal period, exclusively in the event of a delay caused by a third party.

The joint sale will be submitted to the rules established by the National Privatization Program (PND) or federal regulations applicable at that time, since after the acquisition of share control of CELG D by ELETROBRAS, the latter will become a federal government owned company.

Bilateral and unilateral termination

The Share Purchase Agreement establishes hypotheses of termination, both bilateral and unilateral, under the following situations, briefly summarized here:

(i)            The agreement will be terminated by operation of law, without fault of the Parties, if the National Electricity Agency - ANEEL and/or other federal agencies and entities of control, monitoring or regulatory agencies are against the acquisition by ELETROBRAS of share control of CELG D, or if the ELETROBRAS Shareholder Meeting does not approve the operation;

(ii)           The agreement will be terminated in the event of failure to comply with the terms for adopting measures listed as conditions for closing the sale and the obligations covered in the Promise. If there is no fault, there is no forecast of damages. If there is fault, there is a forecast of an indemnification by the party responsible for the breach;

(iii)          The agreement will be terminated if the independent evaluation contracted by Eletrobrás concludes that the Price is equal to or greater than 1.5 times the value of the stockholder´s equity evaluated at market prices, as per the limit established in article 256, II, b of Law no. 6.404/76, the purpose of which is to avoid the use of the Right to Withdraw established in paragraph 2 [5] of art. 256 of Law no. 6.404/76; and

(iv)          The agreement will be terminated if ELETROBRAS identifies a factor that imposes a significant risk to the business or an economic-financial imbalance in the operation.

In light of the foregoing, the main aspects of the operation of share control of CELG D were properly clarified above, and will be presented in greater detail in Attachment I and II below, which describe the mandatory information set forth in articles 19 and 21 of CVM Instruction 481/2009.

[5] § 2 If the price of the acquisition exceeds one and a half times the larger of the three amounts covered in section II of the heading, the shareholder that disagrees with the resolution of the meeting that approved it will have the right to withdraw from the company through reimbursement of the value of his shares, pursuant to the terms of art. 137, subject to the provision in section II.

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Rio de Janeiro, August 26, 2014.

José da Costa Carvalho Neto

President

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Attachment 1

Attachment 19 of CVM Instruction 481 of December 17, 2009

In compliance with article 19 of CVM Instruction 481/2009, following are the comments of the administrators on the operation to acquire control of CELG Distribuição S.A – CELG D:

ACQUISITION OF CONTROL

1.    Describe the transaction

Acquisition by ELETROBRAS of share control of CELG Distribuição S.A. – CELG D, a concessionaire of electricity distribution and sale in the state of Goiás, which will be represented by the acquisition of at most 51% of the ordinary shares representing the capital stock of CELG D, and at a minimum 50.8% of these shares.

Initially, the intention of Eletrobras is to acquire 51% of the ordinary shares that represent the capital stock of CELG D. However, CELG D is a wholly owned subsidiary of CELGPAR, which in turn is controlled by the State of Goiás. Thus, in accordance with Law 6404/76, in the proportion of the shares they have in the capital stock of CELGPAR, its shareholders will have the right of first refusal to acquire shares of the fully owned subsidiary (in the case of CELG D), if the company decides to fully or partially sell them.

Thus, the State of Goiás, having the right of first refusal for the acquisition of the shares offered for sale by CELG D, and considering that by force of the provision in State Law no. 17.495/2011, these shares can only be sold to Eletrobras, the former will assign its right free of charge to Eletrobras, for the sole purpose of making feasible, by the latter, the acquisition of share control of CELG D.

Thus, considering that CELGPAR has minority shareholders that represent 0.227% of its capital stock, and since legislative authorization for the direct sale of the shares by the state established the sale of only 51% of the shares, given the aforementioned right of first refusal, it is possible that if they were to exercise that right, that Eletrobras would acquire a percentage of approximately 50.8% of the ordinary shares that represent of the capital stock of CELG D.

However, it is certain that ELETROBRAS will acquire share control of CELG D.

2.    State the reason, whether statutory or legal, why the transaction was submitted for approval by the meeting

The intended purchase was submitted to the General Shareholder Meeting pursuant to the provision in article 256, I of Law no. 6.404/76.

3.    Relative to the company for which control was or will be acquired:

a.    Inform the name and identification

CELG DISTRIBUIÇÃO S.A., a corporation, founded as a full subsidiary of CELGPAR, with headquarters in the city of Goiânia, capital of the state of Goiás, at Rua 2, Quadra A-37, no. 505, Edifício Gileno Godói, Bairro Jardim Goiás, registered at the CNPJ under no. 01.543.032/0001-04.

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b.    Number of shares or membership interests of each class or species issued

On this date, CELG D has issued 150,711,575  (one hundred and fifty million, seven hundred and eleven thousand, five hundred and seventy-five) ordinary not to bearer shares, without face value. CELG D does not have preferred stock.

c.     List all the controllers or members of the control block, direct or indirect, and their share of the capital stock, if they are affiliates, as defined by the accounting rules governing this matter

Pre-operation situation

Post-operation situation

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Parties involved:

•         CENTRAIS ELÉTRICAS BRASILEIRAS, S.A., government controlled private company, incorporated in accordance with Law no. 3.890-A, of April 25, 1961, with headquarters in Brasília, Federal District, and main offices at Av. Presidente Vargas, no. 409, 13º andar - Rio de Janeiro, State of Rio de Janeiro, registered at the CNPJ (National Corporate Registry) of the Ministry of Finance under no. 00.001.180/0002-07: Currently has 0.07% of the share capital of CELGPAR, and participates in the shared management of CELG D, as established in the CELG D Management Agreement and CELGPAR Shareholder Agreement, signed on 02/24/2012.

•         COMPANHIA CELG DE PARTICIPAÇÕES, government controlled and publicly traded company, with headquarters in the city of Goiânia, capital of the state of Goiás, at Rua 2, Quadra A-37, no. 505, Parte, Edifício Gileno Godói, Bairro Jardim Goiás, registered at the CNPJ under no. 08.560.444/0001-93: currently the sole shareholder of CELG D, but shares management of CELG D with ELETROBRAS, as established in the CELG D Management Agreement and CELGPAR Shareholder Agreement, signed on 02/24/2012.

•         CELG DISTRIBUIÇÃO S.A., a corporation, incorporated as a full subsidiary of CELGPAR, with headquarters in the city of Goiânia, capital of the state of Goiás, na Rua 2, Quadra A-37, no. 505, Edifício Gileno Godói, Bairro Jardim Goiás, registered at the CNPJ under no. 01.543.032/0001-04: currently a full subsidiary of CELGPAR.

•         STATE OF GOIÁS, a legal entity under internal public law, under the current Governor MARCONI FERREIRA PERILLO JÚNIOR, Brazilian, married, Bachelor’s degree in Law, ID Card RG no. 1314602 issued by DGPC-GO, registered at CPF/MF under no. 035.538.218-09, residing and domiciled in the State of Goiás: currently, controller of 99.7% of the capital stock of CELGPAR and indirectly, of CELG D.

d.    For each class or species of shares or membership interests of the company whose control will be acquired, inform:

                                          i.    Minimum, average and maximum price of each year, on the markets where sold, during the past three (3) years

Not Applicable, since it is a privately traded company, and its shares are not sold on the stock market.

                                        ii.    Minimum, average and maximum price of each quarter, on the markets where sold, during the past two (2) years

Not Applicable, since it is a privately traded company, and its shares are not sold on the stock market.

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                                       iii.    Minimum, average and maximum price of each month, on the markets where sold, during the past six (6) months

Not Applicable, since it is a privately traded company, and its shares are not sold on the stock market.

                                       iv.    Average price, on the markets where sold, during the past 90 days

Not Applicable, since it is a privately traded company, and its shares are not sold on the stock market.

                                        v.    Value of stockholder´s equity at market prices, if the information is available;

R$ 1,088.2 million negative on the base date of 12.31.2013.

                                       vi.    Value of annual net profits in the past two (2) fiscal years, adjusted monetarily

R$ 798,060 thousand negative in 2012 and R$ 665 thousand positive in 2013.

4.    Main terms and conditions of the business, including:

a.    Sellers identification:

COMPANHIA CELG DE PARTICIPAÇÕES (CELGPAR), mixed economy and open capital company, with headquarters in the city of Goiânia, capital of the state of Goiás, at Rua 2, Quadra A-37, nº 505, Parte, Edifício Gileno Godói, Bairro Jardim Goiás, registered with the Taxpayers’ Registry of the Ministry of Finance under no. CNPJ 08.560.444/0001-93.

b.    Total number of shares acquired or to be acquired

The acquisition refers to a number between 50.8% and 51% of common shares representing the capital stock of CELG D, after capitalization by CELGPAR in the amount of R$ 1,680,700,000.00.

c.     Total value

The price defined is R$ 59,532,810.00 for 51% of the common shares of CELG D.  However, as mentioned in the item 1 above, the percentage of common shares may be reduced up to the proportional limit of the interest held by minor shareholders of CELGPAR capital stock, which is approximately 0.23% (twenty three hundredth per cent), resulting from the exercise, by them, of the preemptive right set forth in article 253, I in Law no. 6.404/76. In this case, the Price will be reduced proportionally according to the percentage of common shares duly acquired by ELETROBRAS.

d.    Price per share of each type or class

Considering that the acquisition of the shareholding control by ELETROBRAS is subject to precedent conditions including the capital increase of CELG D , by CELGPAR, in the amount of R$ 1,680,700,000.00, upon issuance of new common shares, as well as the possibility of exercising the preemptive right by the minor shareholders of CELGPAR, as detailed in item 1 above, it is not possible, on this date, to determine exactly how many shares will be acquired by ELETROBRAS, being important to note that the ELETROBRAS will acquire common shares with no par value, equivalent to 51% of common shares, at a maximum, or 50.8% of common shares, at a minimum.

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e.    Payment terms

The payment of the Price will be made in a sole settlement, due in ninety (90) days from the date of subscription of the CELG D shares in the name of ELETROBRAS, upon deposit in the account held by CELGPAR, and the deposit slip is sufficient evidence of full settlement.

f.     Suspension and resolution conditions the transaction is subject to

Suspension conditions:

1. Updating the evaluation reports prepared by both parties on the base date 6.30.2014 and demonstration, by the independent valuation report contracted by ELETROBRAS, that the Price is 1.5 lower than the equity at market price, according to the limit set forth in article 256, II, b in Law no. 6.404/76;

2. Holding an Extraordinary Shareholders’ Meeting for CELG D on 9.2.2014, to approve the sale of the Shares and the change of CELG D into multipartner company, as well as capitalization by CELGPAR, of R$ 1,680.7 (one billion six hundred and eighty million and seven hundred thousand reais), upon capital increase upon issuance of new common shares, which funds will be obtained by CELGPAR with the financial institution, guaranteed by the State of Goiás;

3. Holding an Extraordinary Shareholders’ Meeting for CELGPAR, under the terms in article 253, sole paragraph, in Law no.6.404/76, on 9.10.2014, to approve the sale of the Shares and offer the preemptive right to the minor shareholders of CELGPAR, proportionally to their interest in its capital stock, to purchase the Shares;

4. Execution of Loan Agreement between CELGPAR and CELG D, in the amount of R$ 111.5 million (one hundred and eleven million and five Thousand reais), to restructure the debts and investments, on date prior to the Shareholders’ Meeting for capitalization of CELG D;

5. Payment of the debt in the amount of R$ 107.8 million, calculated on the base date in December 2013, by CELG Geração e Transmissão S.A. – CELG GT before CELG D;

6. Termination of the term provided for CELGPAR minor shareholders to exercise the preemptive rights;

7. Obtain legislative, governmental, and regulatory authorizations required to ELETROBRAS acquire the shareholding control of CELG D;

8. Execution, by CELG D, of the Term of Commitment to Provide Financial Information, aiming the availability of Financial Statements, quarterly and annually of the company, reviewed and audited by independent auditors and other accounting, financial and market information, sufficiently accurate, appropriate and timely, aiming to comprise the Financial Statements of ELETROBRAS;

9. Holding the Extraordinary Shareholders’ Meeting of ELETROBRAS to approve the acquisition; and

10. Transfer to CELG GT of properties held by CELG D listed in Exhibit V of the Purchase and Sale Commitment.

Resolution Conditions:

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1. If the National Agency of Electric Power - ANEEL and/or other control, supervision or regulatory federal entities are contrary to the acquisition, and, also, if the Shareholders’ Meeting of ELETROBRAS fails to approve the transaction;

2. If the effective transfer to Eletrobrás of shares representing shareholding control of CELG D is not effective by 9.30.2014;

3. In case of default of any obligation set forth in the Share Purchase and Sale Commitment;

4. If the independent valuation report contracted by ELETROBRAS concludes that the acquisition Price is equal or higher than 1.5 the value of the equity assessed at market value, according to limits set forth in article 256, II, b in Law no. 6.404/76, the Share Purchase and Sale Commitment shall be resolved; and

5. Identification by ELETROBRAS, prior to the conclusion of the transaction, of information regarding facts prior to the acquisition of Shares that affect the equity value at market value or the net value of the Shares and/or factor that implies significant risk to the transaction or financial economic unbalance of this operation.

g.    Summary of representations and guarantees by the sellers

By CELGPAR and by CELG D:

1. CELGPAR represents, under the terms in the Share Purchase and Sale Commitment, under penalty of termination of such Commitment, that Shares promised to ELETROBRAS are fully free from any judicial or extrajudicial encumbrance, legal or contractual liens or any other of any kind, including fees, seizures, options, promises or preemptive rights, except those provided for in article 253, sole paragraph in Law no. 6.404/76;

2. CELGPAR and CELG D represent, under the Share Purchase and Sale Commitment, that they provided to specialized institutions contracted by ELETROBRAS and by the State of Goiás, during the due diligence and valuation, accurate and relevant information, existing on that date, about corporate documents, debts, liabilities, sanctions, civil, labor, criminal, and environmental obligations, and other relevant contracts including CELG D, and that there is no other relevant information, to this date, that could impact unfavorably the decision by ELETROBRAS to acquire the Shares object of the Share Purchase and Sale Commitment.

By ELETROBRAS:

1. ELETROBRAS, under the Share Purchase and Sale Commitment, represents that it shall not be claim being unaware of relevant information from CELG G related to facts occurred during the term of the shared management of CELG D between the State of Goiás and ELETROBRAS.

By the State of Goiás:

1. The STATE agrees upon maintaining the “FUNAC”, Investment Fundo n CELG D, created by Law no. 17.555 on January 20, 2012, and to guarantee its obligations, during the term of thirty (30) years from the date of effectiveness of the law creating such fund, even if ELETROBRAS sells the shareholding control of CELG D to third parties, representing to be aware of the information that the acquisition proposal by ELETROBRAS of the shareholding control of CELG D and the Price provided for in the Share Purchase and Sale Commitment were only accepted by ELETROBRAS due to the existence, terms, and conditions currently provided for by FUNAC, as determined under the Management Agreement and ratified by the Share Purchase and Sale Commitment.

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2. The STATE represents, under the Share Purchase and Sale Commitment, that there is budget provision destined to FUNAC, in the initial amount of R$ 10,000,000.00 (ten million reais), for compliance with obligations agreed upon related to FUNAC;

3. The STATE declares, for all due rights, that every representation and obligation agreed upon or assumed under the Share Purchase and Sale Commitment count on the necessary legal authorizations and are accurate and complete, agreeing upon promptly notifying ELETROBRAS if any obligation or declaration under the Share Purchase and Sale Commitment is questioned at a later time; and

4. The STATE declares that the execution of the Share Purchase and Sale Commitment was submitted to and approved by all the STATE entities competent to analyze it.

5. The STATE is obliged before ELETROBRAS or before any third party that subsequently acquires from ELETROBRAS the shareholding control of CELG D, for any damage or loss incurred arising out of: (i) anticipated termination of FUNAC, (ii) default of any kind of any of the STATE obligations regarding FUNAC; or (iii) change, revocation, or edition of the state legislation or administrative or judicial decision related to any condition or effectiveness of FUNAC that may impact the financial premises adopted assessing the acquisition Price provided for in Clause One, as this valuation disregarded the funds necessary to bear the liabilities covered by FUNAC.

h.    Rules on indemnity for buyers

1. If any information is found related to relevant facts prior to the acquisition of the Shares by ELETROBRAS affecting the value of the equity at market price or the net value of the Shares within one hundred and eighty (180) days after the acquisition of the Shares by ELETROBRAS, ELETROBRAS may choose between: (i) be indemnified in amount equal to the amount of the greatest difference found between the Price and both criteria provided for in the caput of Clause 1.5 of the Share Purchase and Sale Commitment (equity at market value or the net value of the Shares), as well as for damages and losses, and the STATE and CELGPAR shall be jointly responsible for such payments, to be made within two hundred and forty (240) days upon the signature of the Share Purchase and Sale Commitment or (ii) Undo the Purchase and Sale.

2. If the STATE is found to be in default regarding any obligation related to FUNAC, as set forth in the Management Agreement and in this PROMISE, the STATE hereby agrees upon providing ELETROBRAS and/or CELG D with indemnity for damages and losses, aiming to fully repair damages  and losses incurred.

3. In case of default by the STATE regarding any obligation related to FUNAC, ELETROBRAS shall be entitled to undo the purchase and sale, and being refunded not only for the Price, but all possible capital investments made on CELGD since the date of acquisition of the shareholding control, discounting eventual dividends and/or interest on capital received in the period. All these values should be adjusted by the IPCA from the date of disbursement to the date of effective payment by the STATE or by CELGPAR, which are jointly responsible for this obligation.

4. Upon compliance with the specific terms, default of any other obligation set forth in the Share Purchase and Sale Commitment or violation of representation, shall cause the payment by the infringing PARTY of indemnity for damages and losses incurred by the non-infringing PARTY.

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i.      Required governmental approvals

Federal Sphere:

1. National Agency of Electric Power– ANEEL

- ANEEL Authorization Resolution no. 4.601/2014: ANEEL agrees upon the transfer of the shareholding control of CELG D, and sets forth the term of one hundred and twenty (120) days, from the date of publication of the Resolution under the terms in article 1 and paragraph 1, of this Resolution. This term, however, was extended for one hundred and twenty (120) days, from 8.2.2014, under the terms in ANEEL Order no. 3.121[6], dated 8.13.2014.

2. Administrative Council of Economic Defense - CADE

Authorized with no restrictions by the Administrative Council of Economic Defense, under process registered under no. 08700.02775/2013-67, in decision signed by Council Member Eduardo Pontual Ribeiro.

3. Department of Coordination and Control of State Companies

Article 2, item III, in Decree no. 3.735/2001: this must be obtained by Eletrobras prior to the conclusion of the operation.

4. Federal Law no. 12.688/2012:

Authorized the acquisition of the shareholding control of CELG D by ELETROBRAS

State Sphere:

- Law no. 17.495/2011, by the State of Goiás:

Authorized the sale of 51% of paid up shares of the capital stock of CELG D to ELETROBRAS.

- Attorney Office of the State of Goiás:

According to declaration by the State of Goiás in the Share Purchase and Sale Commitment, the Share Purchase and Sale Commitment was submitted to and approved by all the STATE entities competent to analyze it.

j.     Guarantees granted

Not applicable.

5.    Describe the purpose of the transaction

The initial purpose of the partnership between ELETROBRAS and the State of Goiás, under shared management, was to enable operational and management improvement at the Concessionaire, transferring good operation practices adopted by distribution companies, as well as aiming to improve regular service and the quality of the service provided to the user of electric power distribution service in the State of Goiás, by the use of technical resources arising out of the corporate experience of ELETROBRAS in this sector, as well as its ability to make investments.

[6] Process no. 48500.001363/2014-61. Interested Party: Celg Distribuição S.A. – CELG D Decision: agree upon extension of the term, in one hundred and twenty (120) days, from August 2, 2014, to effective the transfer of the shareholding control to the interested party. The full Order appears in the files and is available at: www.aneel.gov.br/biblioteca.

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Moreover, at the time, ELETROBRAS would act as a federal mixed economy company, since its corporate purpose include, without limitation, cooperate to determine the energy policy in Brazil, corporately enrolled as Government in electric power activities, and collaborate technically and administratively with companies where it holds interest and with the Ministry of Mines and Energy, contributing, in this case, for the continuous efficiency of electric power distribution public services of the State of Goiás.

The first phase of the partnership also contributed for better knowledge of the operational, financial status of the concessionaire, providing a more accurate analysis, and consequent, risk mitigation for ELETROBRAS in its decision to acquire the shareholding control of said Company.

The purchase of the shares, in this second phase, is aligned with the corporate purpose of ELETROBRAS and may offer significant financial return for Eletrobras, in case of renewal of the concession of public services to CELG D, for another thirty (30) years, as provided for in Law no. 12.783/2013.

In this sense, it is important to note that the CELG D market presents high growth rates, approximately 7.2% in 2012 and 5.5% in 2013, and the concessionaire counts on loss, default, and PMSO rates close to the limits set forth by ANEEL. Therefore, na effective management is important, focusing on strategic planning and corporate, governance, and financial reorganization of CELG D, aiming to restructure its debts and make new investments in the concessionaire that allow the provision of appropriate distribution services and also the improvement of the profitability, thus ensuring conditions to renew the concession.

6.    Provide analysis of benefits, costs, and business risks

Benefits:

•         Recovery of credits from sectorial funds, managed by ELETROBRAS, and electric power from Itaipu Binacional, sold by ELETROBRAS. That is, ELETROBRAS, as manager of sectorial funds (RGR, CDE and CCC) and as creditor of credits related to Itaipu Binacional, is interested that CELG D settles its debts (around R$ 2.7 billion);

•         Rebalance of the financial status of CELG D and, consequently, maintenance of compliance by the concessionaire with its sectorial commitments;

•         Acquisition of the shareholding control of the power distribution company, calculated, at fair value. The agreed upon price is justified based on the equity at Market Value and as VPL;

•         The market of CELG D presents high growth rates, around 7.2% in 2012 and 5.5% in 2013;

•         Loss, default, and PMSO rates close to the limits set forth by ANEEL;

•         Upon capitalization of the company by CELGPAR and presence of ELETROBRAS at the shareholding control of CELG D, there is a favorable scenario for the renewal of the concession of CELG D, for another thirty (30) years, causing valuation of the company;

•         ELETROBRAS is experienced in the management of power distribution companies and considers that CELG D is able to aim its financial and economic balance, making its activities profitable after the appropriate debt and capitalization restructuring.

Costs:

•         To meet the purposes set forth in item 10 below, financial investments by ELETROBRAS may be needed, upon acquisition of the shareholding control of CELG D.

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Risks:

•         The current status of the distribution sector is not favorable, due to high costs with power purchase at the short term;

•         Uncertainty regarding the renewal of the concession provided for under Law no. 12.783/2013, but conditions were not regulated;

•         Risk of eventual unbalance in the short term cash flow due to the increase in costs with purchased power;

•         Default by the State of Goiás with obligations linked to FUNAC;

•         Ineffectiveness of the Law creating FUNAC;

•         Civil Investigations filed by the State Prosecution Office and the Federal Prosecution Office regarding the sale of the shareholding control of CELG D. As the valuation of the CELG D shares considers the concession horizon provided for in the current agreement, to end in 2015, both Offices evaluate the operation under the terms in Law no. 8.429/92, considering the closeness of the termination of the concession of CELG D. Both Offices understand, in short, that if the operation  is concluded prior to the definition of the Granting Authority regarding destination of the concession of CELG D and such concession is extended, the State of Goiás will be prejudiced for failing to absorb the advantages arising out of the extension of the concession service.  On the other hand, they understand that, if the concession is not renewed, Eletrobras will be prejudiced, by entering a transaction that, under their view, will have caused loss. From the Eletrobras point of view, the valuation of the operation considered the premise that the concession ends in July 2015, disregarding, thus, for valuation purposes, the possibility of being extended, thus, eliminating the financial loss.

•         Risks that the financial projections and other premises in the analysis do not come into effect according to projections and estimates by the administration, as the adopted premises may not come into effect due to conditions and operational factors outside its control, thus causing relevant variations to the Company valuation.

7.    Inform the costs to be incurred by the company if the transaction is not approved

There are no additional costs to be incurred in case of non-approval of the transaction.

Costs incurred by the Company will not be altered due to the non conclusion of the transaction, since these are inherent to the preparatory acts to submit the transaction to approval, namely:

•         Publication of relevant fact and calling for the Extraordinary Shareholders’ Meeting in the newspapers “Diário Oficial da União”, “Correio brasiliense”, “O Globo” and “Valor Econômico”;

•         Consulting services and reports by Deloitte Touche Tohmatsu Consultores Ltda – R$ 488,750.00;

•         Contracting of Consulting services and detailed technical diagnosis of CELG Distribuição including Technical-Operational Diagnosis and Investment Program (Quantum do Brasil): R$ 234,997.00

•         Contracting Fairness Opinion: R$ 122,000.00;

•         Contracting legal due diligence (NELSON WILIANS & ADVOGADOS):    R$ 199,800.00

8.    Describe the fund sources for the transaction

Funds to acquire the shareholding control of CELG D will arise out of ELETROBRAS own funds.

9.    Describe the administrators’ plans for the company which shareholding control was or is acquired

•         Carefully comply with commitments set forth in the concession agreement, aiming effective company management;

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•         Promote (i) technical, economical, financial recovery of CELG D; (ii) adoption of na appropriate management model, that allows maintenance, by CELG D, of the service quality standard compatible with the requirements by the Granting Authority and the National Agency of Electric Power - ANEEL, gradual search of more appropriate technical and financial standards, as well as transfer of know-how in the management of companies in the Brazilian electric sector; (iii) improvement of the capital structure of CELG D, aiming to solve its indebtedness and reduce capital cost, associated to a strong operation cost and maintenance program;

•         Employment of CELG D best efforts to comply with requirements determined by the regulation, required to ensure continuity of the power distribution concession granted to the latter, as well as to obtain the concession renewal, for another thirty (30) years.

10. Provide justified statement by the administrators recommending approval of the transaction

According to valuation reports provided to be discussed at the Shareholders’ Meeting,  the acquisition Price reflects the fair value to acquire the shareholding control of CELG D, even considering the scenario of non-renewal of the power utility concession. The agreed upon price is justified based on Equity at Market Value and VPL.

However, considering that with the participation of ELETROBRAS in the shareholding control of CELG, there is a possibility of promotion of (i) technical, economical, financial recovery of CELG D; (ii) adoption of na appropriate management model, that allows maintenance, by CELG D, of the service quality standard compatible with the requirements by the Granting Authority and the National Agency of Electric Power - ANEEL, gradual search of more appropriate technical and financial standards, as well as transfer of know-how in the management of companies in the Brazilian electric sector; (iii) improvement of the capital structure of CELG D, aiming to solve its indebtedness and reduce capital cost, associated to a strong operation cost and maintenance program; we find a favorable scenario to ensure that CELG D, under management by ELETROBRAS, meets requirements imposed by the regulation, required to ensure continuity of the power distribution concession granted to the latter, as well as to obtain the concession renewal, for another thirty (30) years.

Upon the concession renewal, there will be an increase in the valuation of CELG D, being a good investment for ELETROBRAS.

11. Describe any existing corporate relationship, even indirect, between:

a.    Any of the sellers or the company which shareholding control in risk of being acquired:

Eletrobras holds 0.07% of the Capital Stock of CELGPAR, which is the sole shareholder of CELG D.

b.    Company related parties, as defined under the accounting rules on this matter

Eletrobras holds 0.07% of the Capital Stock of CELGPAR, which is the sole shareholder of CELG D.

12. Inform details of any business transaction held in the last two (2) years by company related parties, as defined under the accounting rules on this matter, with corporate interest or securities of the company which shareholding control was at risk of being acquired:

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The State of Goiás received a loan from Caixa Econômica Federal, on 12.27.2011, in the amount of R$ 3,527,000,000.00. The amount of R$ 1,370,110,586.23 was transferred by the State of Goiás to CELGPAR, as investment for future capital increase - AFAC, and by CELGPAR to CELG D, as investment for future capital increase– AFAC.  The amount of R$ 2,129,889,413.77 was transferred by the State of Goiás to CELG D, as settlement of debts, and from this amount, R$ 27,000,000.00 are still outstanding.

13. Provide copy of all studies and valuation reports, prepared by the company or third parties, that supported the acquisition price negotiation.

These are registered with CVM, in the IPE System, under “Dados Econômico-financeiros” [Financial and Economic Data], type “Laudo de Avaliação” [Valuation Report]. All other studies are also filed at the Company website.

14. Regarding third parties who prepared studies and valuation reports

a.    Inform name

By Eletrobras:

•         Deloitte Touche Tohmatsu Consultores Ltda;

•         Quantum do Brasil: Contracting of Consulting services and detailed technical diagnosis of CELG Distribuição including Technical-Operational Diagnosis and Investment Program;

•         NELSON WILIANS & ADVOGADOS: legal due diligence

By the State of Goiás:

•         FUNAPE – Fundação de Apoio à Pesquisa.

b.    Describe their qualifications:

•         Deloitte Touche Tohmatsu Consultores Ltda:

Deloitte is a company with more than 20 years of experience with all process in Corporate Finance, including financial economic valuations, strategic planning, feasibility studies, merger and acquisitions and due diligences, assisting national and foreign companies. The company was engaged in several projects within the “Programa Nacional de Desestatização” [National Privatization Program] and Public Offers.

•         Quantum do Brasil: Contracting of Consulting services and detailed technical diagnosis of CELG Distribuição including Technical-Operational Diagnosis and Investment Program;

Quantum is an international company specialized in Power in the Utilities area, with Strong presence in the Latin American Market and expanding worldwide. Quantum has actively engaged in the structural conception and design of incentive-regulation mechanisms, in privatization processes in the power and natural gas sector in Latin America.

•         NELSON WILIANS & ADVOGADOS: legal due diligence:

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Nelson Willians & Advogados has 15 years of experience, being the leader in the country with 1,372 employed attorneys, according to the ranking of the Anuário Análise Advocacia 500 2013 [2013 Law Annual Analysis 500]. The firm offers legal assistance with effective experience in the Brazilian regulatory sector, provided by professionals with broad experience in several regulatory questions; this experience was acquired while they acted in high-ranking positions in regulatory agencies and public companies. Moreover, the firm works with multidisciplinary teams while providing the following services: company incorporation and organization, accompaniment at meetings, preparation of minutes and other documents, filing of acts, corporate reorganizations, acquisitions, mergers, incorporations, and divisions, Joint Ventures and strategic alliances, public offers of securities, legal support in the trading of securities in over the counter markets, consulting services on regulations by Comissão de Valores Mobiliários (CVM) and the Central Bank of Brazil, and legal audits.

•         FUNAPE – Fundação de Apoio à Pesquisa da Universidade Federal de Goiás (UFG),

FUNAPE – Fundação de Apoio à Pesquisa da Universidade Federal de Goiás (UFG), created in 1981, is a non-profitable private entity, with administrative and financial independence, which main purpose is to support UFG in the management of research projects, teaching , extension, institutional development, and technological innovation. FUNAPE also supports other universities and Science, Technology, and Innovation Institutions.

c.     Describe how they were selected

ELETROBRAS hired Deloitte Touche Tohmatsu Consultores Ltda. to do the due diligence and valuation of CELG D originally by means of a bidding process, and then under direct contract to update the original report and prepare the fairness opinion, all according to Law 8.666/93, by a specific price, according to technical requirements and lower price.

Quantum do Brasil was hired by ELETROBRAS by means of a bidding process, according to technical requirements and lower price.

A NELSON WILIANS & ADVOGADOS was hired under a bidding process, compliant with the terms in Law 8666/93, according to technical requirements and lower price.

d.    Inform if they are company related parties, as defined by accounting rules on this matter

They are not ELETROBRAS related parties.

Rio de Janeiro, August, 2014.

José da Costa Carvalho Neto

President

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Exhibit 2

Exhibit 21 of CVM Instruction 481 dated December 17, 2009

1 – List evaluators recommended by the administration

•         Deloitte Touche Tohmatsu Consultores Ltda.

2- Describe the qualification of the recommended evaluators

Deloitte is a company with more than 20 years of experience with all process in Corporate Finance, including financial economic valuations, strategic planning, feasibility studies, merger and acquisitions and due diligences, assisting national and foreign companies. The company was engaged in several projects within the “Programa Nacional de Desestatização” [National Privatization Program] and Public Offers

Below, some examples of the experience of this company:

Experience evaluating open capital companies:

Company	Service

Plascar Participações Industriais S.A.	Economic financial valuation for shareholders' strategic decision.
Isa Capital do Brasil S.A	Economic financial valuation of all the shares of Isa Capital/CTEEP in order to assist its shareholders in the capital increase process.
EDP Energias do Brasil S.A.	Financial economic valuation to assist the corporate restructuring process of the Group and share replacement list.
Grupo Paranapanema	Valuation Report for incorporation (definition of exchange).
Cia. de Seguros Minas Brasil S.A.	Valuation Report for OPA.
Banco do Estado de Piauí S.A.	Valuation Report for incorporation by Banco do Brasil S.A.
BM&F Bovespa Holding S.A.	Valuation Report for incorporation by BM&F Bovespa.
Cosan S.A. Indústria e Comércio	Valuation Report for OPA.
Magnesita S.A.	Valuation Report for OPA.
Plascar Participações Industriais S.A.	Valuation Report for OPA.
Cia. Providência Indústria e Comércio S.A.	Economic financial valuation to support goodwill generated by corporate restructuring.
Energisa S.A.	Evaluation of projections on future operating income to take credit before the Interamerican Development Bank.
Companhia de Saneamento do Paraná S.A.	Economic financial valuation to update the investment market value for the controlling party
ENERSUL - Empresa Energética do Mato Grosso do Sul S.A.	Economic financial valuation to update the investment market value for the controlling party
ESCELSA - Espírito Santo Centrais Elétricas S.A.	Economic financial valuation to update the investment market value for the controlling party
Telemig Celular Participações S.A.	Economic financial valuation to update the investment market value for the controlling party
Tele Norte Celular Participações S.A.	Economic financial valuation to update the investment market value for the controlling party
Brasil Telecom S.A.	Economic financial valuation to update the investment market value for the controlling party

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Experience on economic evaluation in the energy sector:

Company	Sector	Service

Bertin Energia	Thermal-electric generation	Economic financial valuation of thermoelectric enterprises of Bertin Energia, to support its shareholders' strategic decisions.
Grupo Bolognesi	Thermal-electric generation and wind power	Economic financial valuation of all the shares of Multiner S.A. and some Thermoelectric plants of Grupo Bolognesi, to support the parties in the definition of the share replacement list.
Transmissora Aliança de Energia Elétrica S.A. (TAESA)	Transmission

Estimate fair value of financial assets acquired by Abengoa Group, supporting Management of TAESA in the accounting registration process of this transaction, according to requirements and criteria set forth by CPC 15 - Business Combination and Technical Interpretation ICPC 01 - Concession Agreements

Copel	Transmission

Economic financial model of transmission lines: (i) Umuarama - Guaíra / Cascavel Oeste - Cascavel Norte, and (ii) Curitiba - Curitiba Leste (Auction no. 06/2011 Aneel - Lotes E and F, respectively) to support Copel in the bidding process in said auction, held on December 16, 2011

	Distribution	Economic financial valuation of Força e Luz Coronel Vivida Ltda. (Forcel), to support Copel in the analysis of eventual acquisition of the Company
Wind power

Economic financial valuation of G.E. Boa Vista S.A., G.E. Farol S.A., G.E. São Bento do Norte S.A., and G.E. Olho D’Água S.A., com in order to offer a comparison for the economic value estimated internally by Copel, used as parameter to negotiate the acquisition of interest.

Transmission

Economic financial model of the transmission line Cascavel Oeste – Umuarama Auction no. 04/2011 Aneel - Lote E) (“Lote E”), to support Copel in the bidding process in said auction, held on September 2, 2011.

Energio	Wind power	Feasibility study and economic financial valuation of 40 wind power projects to support its shareholders' strategic decisions
Multiner S.A.	Thermal-electric generation and wind power	Financial economic valuation of thermoelectric plants and wind power parks of Multiner S.A., to support its shareholders' strategic decisions.
Centrales Hidroelétricas de Centro America S.A.	Hydroelectric generation - UHE

Preparation of Business Plan and Economic Financial Feasibility Study for the hydroelectric project Tumarín, located at Región Autónoma del Atlántico Sur, Nicarágua, in the city of La Cruz de Rio Grande (1.130 GWh).

Votorantim Energia	Hydroelectric generation - UHE	Economic financial valuation of Santa Cruz Geração de Energia S.A. to support the decision making process with minor shareholders.
Comerc Comercializadora de Energia	Power trader	Economic financial valuation to support its shareholders' strategic decisions
Company	Sector	Service
Isa Capital do Brasil S.A.	Transmission	Economic financial valuation of all the shares of Isa Capital / Cteep to support its shareholders in the capital increase process.
Eletrobrás - Centrais Elétricas Brasileiras S.A.	Hydroelectric generation - UHE	Valuation of the recoverable value of Usina Hidrelétrica Samuel (UHE Samuel ), to support compliance with Technical Pronunciation CPC01 - Reduction in Asset Recoverable Value.
	Hydroelectric generation - UHE	Valuation of the recoverable value of Usina Hidrelétrica Balbina (UHE Balbina), to support compliance with Technical Pronunciation CPC01 - Reduction in Asset Recoverable Value.
Distribution

Economic financial valuation to support the corporate restructuring process for Empresas Federais de Distribuição do Estado do Amazonas, which was incorporation of Companhia Energética do Amazonas by Manaus Energia S.A.

EDP Energias do Brasil S.A.	Hydroelectric generation - UHE	EDP Lajeado Energia S.A.: Economic financial valuation to support the corporate restructure process and share replacement list.
	Hydroelectric generation - UHE	EDP Lajeado Energia S.A.: Estimate of fair value of intangible assets of companies Lajeado Energia S.A. and Investco S.A., in order to comply with IFRS 3.
	Distribution	EDP Bandeirante : Economic financial valuation to update the investment market value for the controlling party.
	Distribution	EDP Escelsa: Economic financial valuation to update the investment market value for the controlling party.
	Distribution	EDP Enersul: Economic financial valuation to update the investment market value for the controlling party.
Transmissora Aliança de Energia Elétrica S.A. (TAESA)	Transmission	Economic financial valuation to support acquisition of 6 transmission lines.
Brasil PCH S.A.	Hydroelectric generation - PCH	Preparation of the future profitability report (13 PCHs), for fiscal support purposes.
Santo Antônio Energia	Hydroelectric generation - UHE	Review of the economic financial model of its operations
TSN - Transmissora Sudeste Nordeste S.A.	Transmission	Review of the economic financial model of its operations

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3 – Provide copy of work and compensation proposals for recommended evaluators

Activities held by Deloitte Touche Tohmatsu Consultores Ltda were the following:

(i)           CELG Distribuição S.A – CELG D Equity Valuation Report, at market value, based on financial statements dated 12/31/2013, for purposes defined under the terms in article 256, Law 6404/76; and updating of said CELG Distribuição S.A – CELG D Equity Valuation Report , at market value, based on financial statements dated 6/30/2014;

(ii)          CELG Distribuição S.A – CELG D Valuation Report, according to the net value – VPL criterion, based on financial statements dated 12/31/2013, for purposes of defining the fair value of common shares to be acquired by Eletrobras equivalent to 51% of the capital stock of CELG D;

(iii)          Fiscal, accounting, labor, and social security due diligence; and

(iv)          Fairness Opinion

Total compensation paid to Deloitte Touche Tohmatsu Consultores Ltda was R$ 610,750.00

Copies of all contracting instruments listed above are made available at CVM.

4 – Describe any relevant relationship existing in the last 3 (three) years between recommended evaluators and company related parties, as defined by accounting rules on this matter

Not Applicable.

Rio de Janeiro, August 26, 2014.

José da Costa Carvalho Neto

President

32

Exhibit 3

List of documents made available to Shareholders

All documents related to the matter to be deliberated at the 161st Shareholders’ Meeting are made available to shareholders at the Company website (http://www.eletrobras.com/ir)

Authorizative documents:

1 –CADE  Authorization - Vote on the Concentration Act no. 08700.02775/2013-67, dated 5/8/2013; and

2 - ANEEL Authorization - ANEEL Authorization Resolution no. 4.601, dated 3/25/2014;

Contracting Instruments:

1 - CELG D Share Purchase and Sale Commitment signed;

Evaluation Reports:

1 – Deloitte - Economic financial evaluation report (valuation) base date 12/31/2013;

2 – Funape – Economic financial evaluation report (valuation) base date 12/31/2013;

3 – Deloitte - Equity Report Assessed at Market Value – base date 12/31/2013; and

4 - Deloitte – Equity Report Assessed at Market Value – base date 6/30/2014;

CELG Financial Statements:

8 – CELG D – Financial Statements December / 2013; and

8 – CELG D – Financial Statements June / 2014;

Other Reports and Opinion:

1 – Fairness Opinion;

2 – Quantum – Detailed technical diagnosis of CELG Distribuição, April 2013;

3 - Deloitte –Due Diligence Report – Fiscal, accounting, labor, and social security aspects base date 12/31/2013;

4 - Deloitte –Due Diligence Report – Fiscal, accounting, labor, and social security aspects base date 6/30/2014;

5 –Due Diligence Report by NELSON WILIANS & ADVOGADOS: legal due diligence;

6 – Legal opinion; and

7 – Eletrobras Technical Financial Information 7 - CELG D – Financial Statements December / 2013.

Deloitte Contracting Instruments:

1 – Contract DAC 995/2014

2 – Contracting Instrument Fairness Opinion

Valuation reports mentioned above are also registered with CVM, in the IPE System, under “Dados Econômico-financeiros” [Financial economic data], type “Laudo de Avaliação” [Valuation Report]. Are also registered with CVM, with this Administration proposal, the CELG-D Shares Purchase Agreement.

The Company throughout the Department of Investor Relations – DFR at telephones (55)(21)2514-6333 and (55)(21) 2514-6331 and at invest@eletrobras.com is ready to provide any additional information pertaining this subject.

Rio de Janeiro, August 26, 2014.

José da Costa Carvalho Neto

President

33

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.